PRESS RELEASE



Globex Mining Enterprises Inc.

"At Home in North America"

20,197,674 shares issued and outstanding

Ref.: File no. 82-4025

August 26, 2010

Globex: Additional Grab Samples Continue to Return High Grade Rare Earth Assays at Turner Falls Property

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX – Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International OTCQX) is pleased to provide shareholders with a synopsis of results from a second series of grab samples taken on our Turner Falls Rare Earth Property in the same general area as the results previously announced in our press release dated August 19, 2010.

An additional 23 samples were analysed, many of which were found to be highly anomalous in rare earths, Yttrium (Y) and Zirconium (Zr). The anomalous grab samples were taken over a strike length of approximately 1600 metres and a width of approximately 100 metres, wherever permitted by outcrop exposure and do not represent an average grade for the area but rather an area of exceptionally anomalous assay values.

Individual samples returned multiple high grade rare earth assays with individual samples assaying up to the following:

Light Rare Earths

Lanthanum (La)	26,400 ppm	2.64%	Praseodymium (Pr)	5,180 ppm	0.51%
Cerium (Ce)	50,700 ppm	5.07%	Neodymium (Nd)	17,700 ppm	1.77%
Samarium (Sm)	2,560 ppm	0.25%			

Heavy Rare Earths

Terbium (Tb)	425 ppm	-	Thulium (Tm)	237 ppm	-
Dysprosium (Dy)	2,730 ppm	0.27%	Ytterbium (Yb)	1,390 ppm	0.14%
Holmium (Ho)	556 ppm	-	Lutetium (Lu)	273 ppm	-
Erbium (Er)	1,700 ppm	0.17%	Europium (Eu)	199 ppm	-
Gadolinium (Gd)	2,050 ppm	0.20%			

Other Anomalous Elements

Hafnium (Hf)	1,200 ppm	0.12%	Yttrium (Y)	15,300 ppm	1.53%
Zirconium (Zr)	72,900 ppm	7.29%	Niobium (Nb)	10,200 ppm	1.02%

A quick review shows that the highest heavy rare earth assays are marginally higher than the first series of assays reported on August 19,2010 while light rare earth assays continue to show wide spread high grade and anomalous values.

Sample preparation was done by Laboratoire Expert Inc. located at 127 Industrial Boulevard, Rouyn-Noranda, Quebec. Pulps were sent to Activation Laboratories Ltd. at 1336 Sandhill Drive, Ancaster,Ontario for fusion and analysis. Fused samples were diluted and analyzed by Perkin Elmer Sciex ELAN 6000 ICP/MS. Three blanks and five controls (three before sample group and two after) were analyzed per group of samples. Duplicates were fused and analyzed every 15 samples. The instrument was recalibrated every 40 samples.

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Eight samples stand out in the calculation of Total Rare Earth Oxides (TREO) and Total Rare Earth Oxides plus Yttrium Oxide (TREO + Y_2O_3) versus Heavy Rare Earth Oxides plus Yttrium Oxide (HREO + Y_2O_3).

Sample Number	TREO %	TREO + Y_2O_3 %	HREO + Y_2O_3 %	HREO + Y_2O_3 / TREO + Y_2O_3
16714	6.74	7.10	0.55	7.7%
16715	3.86	4.32	0.68	15.7%
16716	12.41	12.81	0.61	4.8%
16719	2.75	3.20	0.77	24.1%
16721	1.16	1.77	1.04	58.7%
16805	4.65	6.59	2.75	41.7%
16080	1.06	1.49	0.64	42.9%
16809	6.47	8.29	2.60	31.4%

In addition to the above, five samples graded greater that 1% Zirconium Oxide (ZrO_2) giving the following results, **9.85%, 3.88%, 3.20%, 2.26% and 1.04%** and one sample graded 1.52% Niobium Pentoxide (Nb_2O_5) while four others graded between 0.40% and 0.89% Nb_2O_5.

These samples along with the previously announced high grade rare earth assays, serve to further define and confirm the previously indicated 1,600 metre long by approximately 100 metre wide area of anomalous rare earth values.

We are still in the early stage of exploring this property. Much additional work is required and crews will be returning to the property in order to complete surveying of the rest of the property and to channel sample in the areas where highly anomalous results have been found.

Please note that in the press release dated August 19, 2010, there was an error regarding the reporting of HREO + Y_2O_3./TREO + Y_2O_3 percent. All results should have the decimal place moved two places to the right such that the following are the corrected calculation. We apologize for the error.

Sample Number	HREO + Y_2O_3/TREO + Y_2O_3 August 19, 2010	HREO + Y_2O_3/TREO + Y_2O_3 Corrected %
16633	0.06	6.0%
16634	0.09	9.0%
16635	0.13	13.0%
16636	0.15	15.0%
16638	0.05	5.0%
16641	0.06	6.0%
16645	0.11	11.0%
16708	0.97	97.0%
16711	0.05	5.0%
16712	0.26	26.0%
55223	0.53	53.0%

This press release was written by Jack Stoch, P. Geo., President and CEO of Globex in his capacity as a Qualified Person (Q.P.) under NI 43-101.
We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo., Acc.Dir.
President & CEO
Globex Mining Enterprises Inc.
86, 14th Street
Rouyn-Noranda, Quebec Canada J9X 2J1

Tel.: 819.797.5242
Fax: 819.797.1470
info@globexmining.com
www.globexmining.com